COLFAX CORPORATION
8170 MAPLE LAWN BOULEVARD
FULTON, MD 20759

December 2, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention:	Mr. Russell Mancuso
Mr. Geoffrey Kruczek
Mr. Louis Rambo

Mr. Praveen Kartholy
Mr. Brian Cascio

Re:	Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (File No. 001-34045)

Ladies and Gentlemen:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter relating to Amendment No. 1 to the proxy statement of Colfax Corporation (the “Company”) on Schedule 14A (the “Filing”), filed with the SEC on November 18, 2011, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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[Signature page follows.]

Very truly yours,

/s/ A. Lynne Puckett

Colfax Corporation

By: A. Lynne Puckett

Title: SVP- General Counsel and Secretary